

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 3, 2016

<u>Via E-mail</u>
Mr. David L. Messenger
Chief Financial Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111

> **Re:** **Century Communities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-36491**

Dear Mr. Messenger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 31</u>

1. It appears that your narrative analysis of results of operations beginning on page 31 analyzes your results only at the consolidated level. Please revise future filings to also analyze your results of operations at the reportable segment level. Refer to Item 303 of Regulation S-K and SEC Release 33-8350. In addition, please disclose in Note 2 the specific segment measures used by the CODM in evaluating segment profitability.

2. You indicated on page F-8 that sales absorption rates are one of the key indicators of inventory impairment. Since this is a significant measure utilized by management, please expand your MD&A in future filings to disclose absorption rates by homebuilding reportable segment with a discussion of reasons for changes in these rates from period to period.

Liquidity and Capital Resources, Page 44

3.   In future filings please expand your disclosures regarding cash flows used in operating activities to provide more insight into the underlying drivers of the significant increases in inventory between the periods presented. Refer to Section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

Off Balance Sheet Arrangements, Page 46

4.   To help readers better understand the potential timing of cash outlays related to your land purchase and option contracts, please expand your disclosures in future filings to address the time periods when the aggregate purchase price for inventory subject to such arrangements will be required to be funded.

Signatures, Page 52

5.   Please file an amendment that meets the signature requirements contained in the Form. We note that the officers have not signed in their individual capacities nor has a majority of the Board signed the filing. In addition, please confirm, if true, that one co-Chief Executive Officer is duly authorized to sign for the company or revise this section to include both signatures. Please be advised that both co-Chief Executive Officers must sign the filing in their individual capacities.

6.   We note that only one co-chief executive officer has signed and filed certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. When you file the amended 10-K, please file certifications for each chief executive officer and the principal financial and accounting officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Dale Welcome at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction